UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WAL-MART STORES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-6991	71-0415188
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

702 S.W. 8th Street
Bentonville, Arkansas	72716
(Address of principal executive offices)	(Zip Code)

Jay T. Jorgensen
Senior Vice President and Global Chief Compliance Officer
479-273-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD (this "Specialized Disclosure Report") of Wal-Mart Stores, Inc. (the "Registrant") is being filed with the Securities and Exchange Commission pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13p-1"), and Item 1.01 of Form SD ("Item 1.01") with respect to the reporting year ended December 31, 2013 (the "Reporting Year").
The Registrant and its subsidiaries (collectively, the "Company") operate retail stores that sell goods to the Company’s customers, some of which goods contain Conflict Minerals (as described below) and are CM Products (as further described below). Except as discussed below, the Company acquires CM Products from third-party suppliers and does not manufacture or contract to manufacture any CM Products. The Company acquired materials that include the conflict mineral tantalum (the "Materials") from an unaffiliated, third-party supplier (the "Eyeglass Materials Supplier") that the Company used to manufacture certain eyeglass lenses during the Reporting Year for sale to its customers (the "Eyeglass Lenses"). In addition, the Company may be deemed, for purposes of Rule 13p-1 and Item 1.01, to have contracted to manufacture certain items of fine jewelry that contained the conflict mineral gold and were manufactured during the Reporting Year, which the Company acquired from unaffiliated, third-party suppliers (the "Jewelry Suppliers" and together with the Eyeglass Materials Supplier, the "Suppliers") for sale to the Company’s customers (the "Jewelry" and together with the Eyeglass Lenses, the "Products").
The supply chain with respect to the goods the Company sells to its customers is complex. Often a number of third parties are in the supply chain between the Company’s direct third-party suppliers of goods and materials the Company acquires and the original sources of any conflict minerals (as defined in Item 1.01 and referred to herein as "Conflict Minerals") contained in such goods or materials. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. As a consequence, the Company must rely on its third-party suppliers to provide the Company with information regarding any Conflict Minerals contained in goods and materials those suppliers sell to the Company.
Conflict Minerals Disclosure
To comply with the requirements of Rule 13p-1 and Item 1.01, the Company has adopted a Global Conflict Minerals Compliance Policy (the "Conflict Minerals Policy") that sets forth the Company’s expectations that its third-party suppliers will actively support the Company’s Conflict Minerals compliance efforts by: (1) adopting responsible mineral sourcing policies in dealing with their supply chain consistent with the Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; (2) supplying products to the Company that do not contain Conflict Minerals that have been sourced under circumstances that contribute to armed conflict in the Democratic Republic of the Congo and its adjoining countries (the "Covered Countries"); and (3) providing the Company with evidence to support the suppliers’ representations as to the Conflict Minerals status of their products upon request. The expectations of the Company under its Conflict Minerals Policy were communicated to the Suppliers. In addition, the Company has designed and implemented a system of controls and procedures (the "Compliance System") to enable the Company, among other things:

•
to identify any products the Company sells or offers for sale to its customers that, for purposes of Rule 13p-1 and Item 1.01, it manufactures or contracts to manufacture that contain one or more Conflict Minerals that are necessary to the functionality or production of such products ("CM Products");

•
to make good faith, reasonable country of origin inquiries ("RCOIs") to determine the country of origin of each Conflict Mineral contained in one or more of the CM Products the Company sells and that is necessary to the functionality or production of such CM Product (each, a "Necessary Conflict Mineral") or that such Necessary Conflict Mineral came from recycled or scrap sources (as defined in Item 1.01 and referred to herein as "Recycled or Scrap Sources"); and

•	where required, to conduct due diligence on the source and chain of custody of Necessary Conflict Minerals contained in CM Products.

Pursuant to internal procedures performed by the Company under the Compliance System, the Company determined that:

•
the Company sold and offered for sale to its customers the Eyeglass Lenses that: (1) the Company manufactured during the Reporting Year; and (2) contained the Conflict Mineral tantalum that may be deemed to be necessary to the functionality or production of the Eyeglass Lenses (the "Necessary Tantalum"). The Necessary Tantalum was contained in the Materials, which the Company acquired from the Eyeglass Materials Supplier; and

•
the Company sold and offered for sale to its customers a number of items of Jewelry purchased from the Jewelry Suppliers that: (a) under the provisions of Rule 13p-1 and Item 1.01, the Company may be deemed to have contracted to manufacture, and the manufacture of which was completed in the Reporting Year; and (b) contained the Conflict Mineral gold that may be deemed to be necessary to the functionality or production of the Jewelry for purposes of Rule 13p-1 and Item 1.01 (the "Necessary Gold").

Upon identifying the Products pursuant to the Compliance System, the Company conducted RCOIs with respect to the Necessary Tantalum and the Necessary Gold. The RCOIs involved the following steps:

(a)
the Company notified the Suppliers of the Conflict Minerals Policy, the Company’s expectations regarding its compliance obligations under Rule 13p-1 and its expectations for the Suppliers’ cooperation in the Company’s compliance activities;

(b)	provided the Suppliers with access to the Retail Industry Leaders Association’s Conflict Minerals awareness training;

(c)
delivered live or recorded training to the Suppliers on the Company’s Compliance Portal regarding the use of the Company’s Conflict Minerals survey tool, which is based on the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template and is designed to elicit representations and certifications from the Suppliers to provide the Company with reasonable assurance as to country of origin and source of, in the case of the Products, the Necessary Tantalum and Necessary Gold (the "Conflict Minerals Survey");

(d)	required and assessed appropriate completion of the Conflict Minerals Survey by each Supplier;

(e)	obtained from each Supplier, and analyzed and took steps to confirm each Supplier’s responses to, the Conflict Minerals Survey;

(f)
escalated inquiries and communications with any Supplier not providing complete and acceptable responses and confirmed that follow-up training regarding Rule 13p-1, Item 1.01, the Conflict Minerals Survey and the Compliance Portal was conducted as the Company deemed appropriate based on its assessment of that Supplier’s completion of the Conflict Minerals Survey;

(g)	obtained final completion of each Supplier’s Conflict Minerals Survey;

(h)	analyzed and took steps to confirm any follow-up responses of any Supplier required to be made to the Conflict Minerals Survey or other inquiries made of any Supplier; and

(i)
compiled the results of the Conflict Minerals Surveys and other inquiries and reviewed such results to determine the country of origin of the Necessary Tantalum and the Necessary Gold, whether the Necessary Tantalum and the Necessary Gold came from, or the Company could reasonably believe it came from, Recycled or Scrap Sources or whether the Company had any reason to believe that any of the Necessary Tantalum or Necessary Gold may have come from a Covered Country and did not come from a Recycled or Scrap Source.

The results of the Company’s RCOIs, which were conducted as described above, were that the Company received information from the Eyeglass Materials Supplier regarding its sourcing, and the location of origin, of the Necessary Tantalum contained in the Materials that the Eyeglass Materials Supplier sold to the Company and information from the Jewelry Suppliers about the Necessary Gold contained in the Jewelry that the Jewelry Suppliers sold to the Company. The information provided by the Suppliers included responses to questions in the completed Conflict Minerals Surveys and representations and certifications of the Suppliers relating to their sourcing of the Necessary Tantalum or the Necessary Gold, the location of origin of that Necessary Tantalum or Necessary Gold and whether that Necessary Tantalum or Necessary Gold came from Recycled or Scrap Sources.
The Company concluded that the information obtained as a result of the Company’s RCOIs: (1) was sufficient to permit the Company to determine whether the Necessary Tantalum and Necessary Gold originated at a location outside of the Covered Countries; (2) was sufficient to permit the Company to determine whether the Necessary Tantalum and Necessary Gold did come from Recycled or Scrap Sources; or (3) gave the Company no reason to believe that any of the Necessary Tantalum and Necessary Gold originated in a Covered Country. None of the information obtained by the Company presented warning signs or other circumstances to the Company indicating to the Company that any of the Necessary Tantalum or Necessary Gold may have originated in a Covered Country.

Based on its RCOIs, (1) the Company determined that the Necessary Tantalum and Necessary Gold in the Products either: (a) originated in a location other than in a Covered Country; or (b) came from Recycled or Scrap Sources; or (2) the Company has no reason to believe that any of the Necessary Tantalum and Necessary Gold may have originated in one or more of the Covered Countries. Accordingly, the Company is not required to provide a Conflict Minerals Report as an exhibit to this Specialized Disclosure Report.
This Specialized Disclosure Report and the Conflict Minerals Policy are available for review on the Registrant’s publicly available corporate website at http://stock.walmart.com/ESG-INVESTORS/conflictmineralsreport and at http://corporate.walmart.com/policies/conflict-minerals-policy, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014

WAL-MART STORES, INC.

By:	/s/Jeffrey J. Gearhart
Jeffrey J. Gearhart
Executive Vice President, Global Governance and Corporate Secretary

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